April 17, 2006

Mail Stop 6010



James R. Oyler
President and Chief Executive Officer
Evans & Sutherland Computer Corporation
600 Komas Drive
Salt Lake City, Utah 84108

      Re:	Evans & Sutherland Computer Corporation
		Preliminary Proxy Statement on Schedule 14A
      Filed April 5, 2006
		File No. 001-14677

Dear Mr. Oyler:

      This is to advise you that we have monitored selected issues in the above-captioned proxy statement and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter

Schedule 14A

1. We note that Houlihan Lokey Howard & Zukin Financial Advisors has limited the use and benefit of its fairness opinion only to the board of directors. Please note that shareholders are entitled to rely on the opinion expressed. Please delete any portion of the fairness opinion that disclaims responsibility to shareholders or implies that shareholders are not entitled to rely on the opinion. Refer to section II.D.1 of the Division`s November 2000 Current Issues
Outline.

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your correspondence on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please contact Eduardo Aleman at (202) 551-3646, or me at
(202)
551-3800 with any questions.

							Sincerely,



							Peggy Fisher
							Assistant Director


cc (via facsimile):  Troy Vigil
James R. Oyler
Evans & Sutherland Computer Corporation
April 17, 2006
Page 1